Commission File Number 001-31914

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ANNOUNCEMENT

NOMINATION OF INDEPENDENT NON-EXECUTIVE DIRECTOR

China Life Insurance Company Limited (the “Company”) announces that on 25 March 2020, the board of directors of the Company (the “Board”) considered and approved the proposal in relation to the nomination of Mr. Lam Chi Kuen as a candidate for the Independent Non-executive Director of the sixth session of the Board of the Company. Such proposal shall be submitted to the shareholders’ general meeting of the Company for consideration and approval, and the qualification of Mr. Lam Chi Kuen as a Director is subject to the approval of the China Banking and Insurance Regulatory Commission (the “CBIRC”). Upon obtaining the above approvals, Mr. Lam Chi Kuen will also serve as the Chairman of the Strategy and Assets and Liabilities Management Committee, a member of the Connected Transactions Control Committee and a member of the Audit Committee of the Board.

The biographical details of Mr. Lam Chi Kuen are set out below:

Mr. Lam Chi Kuen, born in 1953 in Hong Kong, was a senior consultant and partner of Ernst & Young before his retirement in 2013. Mr. Lam Chi Kuen served as an independent non-executive director of China Pacific Insurance (Group) Co., Ltd. (a company listed on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”), stock code: 02601) from 2013 to 2019, and an independent non-executive director of Leo Paper Group (Hong Kong) Limited in 2015. He is currently an independent non-executive director of China Cinda Asset Management Co., Ltd. (a company listed on the Stock Exchange, stock code: 01359) and an independent non-executive director of Luks Group (Vietnam Holdings) Company Limited (a company listed on the Stock Exchange, stock code: 00366). Mr. Lam, a practicing certified public accountant in Hong Kong for approximately 35 years, has extensive experience in accounting, auditing and financial management. Mr. Lam received a Higher Diploma in Accounting from the Hong Kong Polytechnic College (now the Hong Kong Polytechnic University). He is a member of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Association of Chartered Certified Accountants.

Mr. Lam Chi Kuen will enter into a service contract with the Company. His term of office shall be effective from the date of approval by the CBIRC and end on the expiry of the term of the sixth session of the Board. He is eligible for re-election upon expiry of his term. Mr. Lam Chi Kuen will be entitled to an annual director’s fee to be determined by the Board with reference to his duties and responsibilities and subject to approval at the shareholders’ general meeting.

Save as disclosed above, Mr. Lam Chi Kuen has not held any directorships in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, and is not connected with any directors, senior management or substantial or controlling shareholders of the Company. Mr. Lam Chi Kuen does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Further, there is nothing in respect of the nomination of Mr. Lam Chi Kuen that needs to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange nor is there anything that needs to be brought to the attention of the shareholders of the Company.

Commission File Number 001-31914

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 25 March 2020

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang, Zhao Peng
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Wang Junhui
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie